DESERT MINING, INC.

4328 Hwy. 66

Longmont, CO 80504

May 15, 2007

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549

Re:

Dessert Mining, Inc., Form 10-KSB

Filed July 25, 2006

File No. 000-32123

Dear Ms. Rhodes:

Desert Mining, Inc., (the “Company”), has received your comment letter dated March 29, 2007, (“comment letter”) pertaining to the above referenced Form 10-KSB for Fiscal Year Ended December 31, 2005.  This letter contains the Company’s responses to the comment letter.  Under cover of this letter, we are sending you one hard copy of the amended Form 10-KSB.  To assist the staff of the Commission in completing its review of the Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-KSB for the Year Ended December 31, 2005

Financial Statements – Note 4 – Note Payable Page F-10

1.

We note your response to prior comment four of our letter dated December 18, 2006, including your statement that the warrant have no value.  We do not believe that the factors cited in your response justify recording the warrants at zero value.  Using the Black-Scholes valuation model (which is commonly used to value these type of instruments), we estimate that the value of the warrants on date of issuance was approximately $600,000, using the exercise price of $1.5, your stock price on the date of issuance of $2.10, an expected term assumption of 2.5 years and a volatility assumption of 75%.  Assuming that the warrants are appropriately classified as equity under EITF 00-19, the proceeds from the note payable would be allocated using the relative fair values of the warrants ($600,000) and the note payable ($750,000), resulting in $333,333 being allocated to the warrants and $416,667 allocated to the note payable.  The resulting discount on the note payable of $333,333 would be amortized to interest expense over the term of the note as outlined in paragraph 19 of EITF 00-27.  If you believe that the calculation outlined above is incorrect, please tell us how you valued the warrants, provide each major valuation assumption and cite the specific accounting literature that you believe supports each major assumption.  With respect to the volatility assumption, please note that footnote (1) of EITF 96-18 prohibits the use of minimum value method for awards issued to non-3mployees.

U.S. Securities and Exchange Commission

May 15, 2007

Response:

We agree with your calculation and have moved $333,333 to Additional Paid in Capital.  The term of the note payable is twenty months (October 19, 2004 through June 18, 2007) resulting in a monthly increase in interest expense of $16,666.65.  For 2004 the additional amount to be recorded is 2 months and 12days or $39,784.91 and the amount for 2005 is $199,998.90 for a total of $239,784.71 as of the date of the statements.

2.

We also note that your statement that the note payable is not convertible to stock is inconsistent with the third to last paragraph of the note agreement filed on July 25, 2006.  Please clarify whether the conversion price is $130 per share as stated in the filed agreement, or other amount such as $1.30 per share, which would appear more reasonable based on the exercise price of $1.50 per share.  Assuming that the note payable has a fixed conversion price of $1.30 per share, the note payable would be convertible into 576,923 shares of common stock.  Dividing the $416,667 allocated to the note payable (as calculated above) by the 576,923 shares of common stock would result in an effective conversion price of $0.722 per share.  This would result in an intrinsic value for the conversion option of $795,000 (576,923 shares * ($2.10 fair market value less $0.722 effective conversion price)).  Since this amount exceeds the carrying value of the note payable, an additional discount would be recorded to reduce the net carrying value of the note payable to zero, with this discount amortized to interest expense over the term of the note as discussed above.  Please revise the financial statements accordingly, or explain in more detail why you believe that the accounting treatment described above is not appropriate, including the specific accounting literature on which your conclusions are based.

Response:

Thank you for catching the typographical error in the note agreement.  The correct conversion price is $1.30 per share.  We agree with your calculation and have moved $416,667 to Additional Paid in Capital.  The term of the note payable is twenty months (October 19, 2004 through June 18, 2007) resulting in a monthly increase in interest expense of $20,833.35.  For 2004 the additional amount to be recorded is 2 months and 12days or $49,731.22 and the amount for 2005 is $250,000.20 for a total of $299,731.42 as of the date of the statements.  Combined with the amortization in #1 above, the carrying value of the note at December 31 is $539,516.13

3.

We note your responses to our prior comments five and seven.  We continue to believe that the transactions should have been recorded based on the market value of the securities exchanged.  We believe that GAAP requires the use of quoted market prices where available to measure fair value, without discounts for thinly-traded shares, block discounts, or Rule 144 restrictions, as discussed in paragraph 10(a) of AFB 25, paragraphs 5 and 58 of SFAS 107, and paragraph 3(a) pf SFAS 115.  Please confirm that all future issuances of stock will be valued based on the undiscounted market value of the securities issued.

Response:

We confirm that all future issuances of stock will be valued based on the undiscounted market value of the securities issued.

The Company acknowledges that:

1.

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

U.S. Securities and Exchange Commission

May 15, 2007

3.

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have also amended the 2006 10-KSB filing and attach it for your review.   If you have any questions or require additional information, please notify me directly.

Very truly yours,

DESERT MINING, INC.

Peter K. Nelson

Peter K. Nelson

President and C.F.O.